FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0)207 282 2924

WESTEL GOES T-MOBILE

BUDAPEST – March 22, 2004 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that final decision has been made on the rebranding of Westel as T-Mobile. The one-step rebranding will commence on 1st of May 2004. The official name of the company will also change to T-Mobile Hungary  Telecommunications Co. Ltd. (in Hungarian: T-Mobile Magyarország Távközlési Rt.) from May 2004. Westel is the leading mobile service provider in Hungary with more than 3.8 million customers.

Westel and T-Mobile International have acted in close co-operation for a number of years. The co-operation, both in the area of procurement and development of new technologies and services, allows Westel to offer its customers a wider range of services and equipment at more competitive prices.

The rebranding is the next logical step in the integration of Westel services into the T-Mobile Group. T-Mobile International is one of the largest international groups of mobile operators and is the only mobile communication company providing a seamless transatlantic service to its customers.

Global brands can create trust and stand for an invariable quality. Joining a global group like T-Mobile will not only raise the company’s value, but most of all, customers will benefit from that move. Westel will launch new joint services and programmes for its Hungarian subscribers. Customers will have access to innovative products and services under the T-Mobile brand. In addition, the rebranding will bring the increased convenience of being able to access additional services offered through other T-Mobile networks. Michael Günther, Head of T-Mobile Joint Venture Management and a Matáv Board member added that “utilising the T-Mobile brand is an ideal opportunity for Westel to realise the benefits of a powerful international brand”.

András Sugár, Westel’s CEO said: “By embarking on this partnership and rebranding Westel, the market-leader, we will be in a position to further increase our international competitiveness and overall customer satisfaction by providing our customers seamless services. In the process, our focus will be clearly on maximising customer benefits with the help of innovative and inspirational solutions and multimedia services.”

It is important to note that the rebranding does not signify any change or any intention to alter the ownership of Westel, with Matáv remaining the sole owner of the Hungarian mobile company. Josef  Brauner,

T-Com’s Chief Executive Officer confirmed this, saying: “this step will not involve any change in the ownership or management structure of the Matáv Group”. He also added that “the timing of the rebranding is very important, as Hungary’s accession to the EU is an ideal time for Westel to become international”.

Financial impact

The Deutsche Telekom Group will be directly involved in the rebranding process, assisting in areas such as marketing communications, corporate identity and design rollout, network update and distribution.

The rebranding will have a positive impact on Westel’s financials. It is expected to result in an improved customer base and reduced churn rate, higher ARPU and roaming revenues and a lower subscriber acquisition cost which all result in an improved EBITDA.

The rebranding has one further financial effect on the income statement prepared according to IFRS: the full net book value of the capitalized Westel brand name will be written off during 2004. The vast majority of the write off will be accounted in the first quarter, its respective net income effect (below EBITDA) will be HUF 3.7 bn in the first quarter of 2004. As a result of this, we are revising our depreciation and amortisation guidance for 2004 to a range of HUF 136-139 bn.

About T-Mobile

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom`s four strategic divisions, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of 2003, more than 90 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0)207 282 2924

MATÁV’S BOARD OF DIRECTORS ANNOUNCES PROPOSED DIVIDEND PAYMENT

BUDAPEST – March 22, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the Hungarian Telecommunications Company, today announced that the Board of Directors and Supervisory Board have reviewed the 2003 annual reports of Matáv Ltd. and Matáv Group, prepared in accordance with Hungarian Accounting Rules (HAR), and propose them for approval to the Annual General Meeting.

In view of the Group’s current level of profitability and solid financial position, Matáv’s Board of Directors will propose to Shareholders a dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003. This level of dividend payment ensures that the Group capital structure will remain at the optimal level as defined in the dividend policy dated March 21, 2003.

The dividend policy allows Matáv to almost quadruple the dividend payment compared to last year. We would, however, like to reiterate that, in line with our strategy, growth through further value enhancing acquisitions remains Matáv Group’s priority in the future.

Matáv will hold its Annual General Meeting on April 28th, 2004.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV HUNGARIAN TELECOMMUNICATIONS CO. LTD (Registrant)

By:
Szabolcs Czenthe Head of Investor Relations Department

Date: March 22, 2004